SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: November 30, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MagStar Technologies, Inc.

(formerly Reuter Manufacturing, Inc.)

(Name of Issuer)

Common Stock, $.1875 par value
Series A Convertible Preferred Stock, $.1875 par value

(Title of Class of Securities)

559774 10 4 (Common Stock)

(CUSIP Number)

Jon L. Reissner
MagStar Technologies, Inc.
410 11th Avenue South
Hopkins, Minnesota 55343

(952) 935-6921

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559774 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Activar Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
25.0% (of the Common Stock); 62.5% (of the Series A Convertible Preferred Stock); and
28.9% (of the Common Stock and the Series A Convertible Preferred Stock on an as converted basis)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 559774 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard F. McNamara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,095,833 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 283,333

	10.	Shared Dispositive Power 2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,095,833 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
27.4% (of the Common Stock); 62.5% (of the Series A Convertible Preferred Stock); and
32.1% (of the Common Stock and the Series A Convertible Preferred Stock on an as converted basis)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 559774 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James L. Reissner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,158,333 (includes 250,000 shares of Series A Convertible Preferred Stock which is convertible into 250,000 shares of Common Stock)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,158,333 (includes 250,000 shares of Series A Convertible Preferred Stock which is convertible into 250,000 shares of Common Stock)

	10.	Shared Dispositive Power 2,812,500 (includes 625,000 shares of Series A Convertible Preferred Stock which is convertible into 625,000 shares of Common Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,970,833 (includes 875,000 shares of Series A Convertible Preferred Stock which is convertible into 875,000 shares of Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
35.3% (of the Common Stock); 87.5% (of the Series A Convertible Preferred Stock); and
41.2% (of the Common Stock and the Series A Convertible Preferred Stock on an as converted basis)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, $.1875 par value per share (the “Common Stock”), and the series A convertible preferred stock, $.1875 par value per share (the “Series A Stock”), of MagStar Technologies, Inc., a Minnesota corporation (formerly Reuter Manufacturing, Inc.) (“MagStar”).  The address of the principal executive offices of MagStar is 410 11th Avenue South, Hopkins, Minnesota 55343.

Item 2.	Identity and Background

(a) This statement is filed by and on behalf of Activar, Inc. (“Activar”), R.F. McNamara (“McNamara”) and James L. Reissner (“Reissner”).  Activar, McNamara and Reissner are sometimes collectively referred to herein as the “Reporting Persons.”

(b) The principal business and office address of Activar is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439.  Activar is a Minnesota corporation and is principally engaged in manufacturing operations, acting as a holding company for approximately fifteen private and public manufacturing concerns.

(c) McNamara is the sole owner of Activar and his business address is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439.  Reissner is the President of Activar and his principal business address is 7808 Creekridge Circle, Suite 200, Minneapolis, Minnesota 55439.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) McNamara and Reissner are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

On January 4, 2002 McNamara and Reissner were each granted options to purchase an aggregate of 50,000 shares of Common Stock of MagStar at an exercise price of $.25 per share.  Such options vest in three equal annual installments beginning on January 4, 2002 and expire on January 4, 2012.

On January 21, 2002 McNamara was issued a warrant for the purchase of an aggregate of 250,000 shares of Common Stock of MagStar.  Such warrant is immediately exercisable in full and expires on January 21, 2007.

Item 4.	Purpose of Transaction
The options granted to McNamara and Reissner were issued in connection with their service as directors and officers of MagStar.
The warrant issued to McNamara was issued in connection with financing provided by McNamara to MagStar.

Item 5.	Interest in Securities of the Issuer

(a) As of December 31, 2002, each of the Reporting Persons beneficially owned the following amounts of Common Stock and Series A Stock (the percentages shown are based upon 8,740,173 shares of Common Stock outstanding and 1,000,000 shares of Series A Stock outstanding for a total of 9,740,173 shares of MagStar’s capital stock outstanding on an as converted basis):

1. Activar beneficially owns 2,187,500 shares (25.0% of the Common Stock) and 625,000 shares (62.5% of the Series A Stock) for an aggregate of 2,812,500 shares (28.9% of the Common Stock and the Series A Stock on an as converted basis). McNamara has voting power with respect to these shares and shares dispositive power with respect to these shares with Reissner.

2. McNamara beneficially owns 2,470,833 shares (27.4% of the Common Stock) and 625,000 shares (62.5% of the Series A Stock) for an aggregate of 3,095,833 shares (32.1% of the Common Stock and the Series A Stock on an as converted basis). McNamara has voting power with respect to these shares and has shared dispositive power with respect to these shares with Reissner.

3. Reissner beneficially owns 3,095,833 shares (35.3% of the Common Stock) and 875,000 shares (87.5% of the Series A Stock) for an aggregate of 3,970,833 shares (41.2% of the Common Stock and the Series A Stock on an as converted basis). The 3,095,833 shares of Common Stock include 2,187,500 shares of Common Stock held by Activar and the 875,000 shares of Series A Stock include 625,000 shares of Series A Stock held by Activar.  Reissner has shared dispositive power with respect to these shares.

(b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.
(c) None of the Reporting Persons has effected any transactions in the Common Stock or Series A Stock of MagStar during the past 60 days, except as described in Item 3.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Activar, MagStar and certain existing shareholders (collectively, the “Shareholders”) are parties to a Voting Agreement, dated September 12, 2000, with respect to an aggregate of 973,647 shares of MagStar’s Common Stock and with respect to an aggregate of 144,000 shares of Common Stock that may be acquired upon the exercise of options and warrants held by the Shareholders. Pursuant to the Voting Agreement, each of the Shareholders agree to vote all of their shares of Common Stock (a) for the election of designees of Activar to the board of directors of MagStar and (b) as directed by Activar on all matters from time to time are presented for a vote of MagStar’s shareholders. The Voting Agreement will terminate automatically on October 9, 2003, unless terminated earlier in the event that Activar owns more than 50% of the issued and outstanding shares of MagStar’s voting securities. The foregoing summary of certain provisions of the Voting Agreement is qualified by the copy of the Voting Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and is incorporated herein by this reference.

Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been incorporated by reference as Exhibit 2 to this Schedule 13D and is incorporated herein by this reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of MagStar.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Voting Agreement dated as of September 12, 2000 among Activar, Inc., Reuter Manufacturing, Inc. and certain existing holders.  (Incorporated by reference to Exhibit 1 to Schedule 13D filed October 20, 2000).

Exhibit 2	Agreement among James L. Reissner, R.F. McNamara, and Activar, Inc. (Incorporated by reference to Exhibit 3 to Schedule 13D filed October 20, 2000).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIVAR, INC.

February 14, 2003
Date
/s/ James L. Reissner
Signature
James L. Reissner/President
Name/Title

February 14, 2003
Date
/s/ James L. Reissner
Signature
James L. Reissner
Name/Title

February 14, 2003
Date
/s/ Richard F. McNamara
Signature
Richard F. McNamara
Name/Title